Filed Pursuant to Rule 424(b)(3)

Registration No. 333-219332

Investment Company Act File No. 811-22963

iCAPITAL KKR PRIVATE MARKETS FUND

(the “Fund”)

Supplement dated December 14, 2021 to the

Prospectus and Statement of Additional Information (the “SAI”), dated July 30, 2021

IMPORTANT ANNOUNCEMENT

On December 2, 2021, the Board of Trustees (the “Board”) of the Fund determined to terminate the Sub-Advisory Agreement with StepStone Group LP (the “Sub-Adviser”), effective January 31, 2021. From and after February 1, 2022, iCapital Registered Fund Adviser LLC (the “Adviser”) will assume the Sub-Adviser’s duties and responsibilities with respect to the Fund under the Sub-Advisory Agreement.

In connection with this change, the Adviser agreed to reduce the Management Fee from an annual rate of 1.20% to an annual rate of 0.90% of the value of the Fund’s month-end net assets, effective as of February 1, 2022.

* * *

Accordingly, as of February 1, 2022, the Fund’s Prospectus and SAI are revised as follows:

1.	All references to StepStone Group LP, in its capacity as the Fund’s Sub-Adviser are hereby deleted in their entirety, and all specific references to the “Advisers” are hereby replaced with the “Adviser” and revised accordingly.

2.	All references to the Fund’s Management Fee are hereby deleted and replaced an annual rate of 0.90% of the value of the Fund’s month-end net assets.

3.	The following tables and the footnotes thereto, as applicable, in the section of the Prospectus entitled “SUMMARY OF FEES AND EXPENSES” are hereby replaced by the following:

	Class A	Class I
TRANSACTION FEES
Maximum sales load (percentage of purchase amount) (1)	3.50%	None
Maximum repurchase fee(2)	2.00%	2.00%

ANNUAL FUND EXPENSES (as a percentage of the Fund’s net assets)
Management Fee	0.90%	0.90%
Acquired Fund Fees and Expenses(3)	1.11%	1.11%
Interest Payments on Borrowed Funds(4)	0.16%	0.16%
Other Expenses	0.51%	0.50%
Distribution and Servicing Fee	0.60%	0.00%
Total Annual Fund Expenses	3.28%	2.67%

(1) Investors purchasing Class A Shares may be charged a sales load of up to 3.50% of the investment amount. The table assumes the maximum sales load is charged. The Distributor and/or a Selling Agent may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2) A 2% early repurchase fee payable to the Fund will be charged with respect to the repurchase of an Investor’s Shares at any time prior to the day immediately preceding the one-year anniversary of an Investor’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by an Investor may be waived by the Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Investor. The early repurchase fee will be retained by the Fund for the benefit of the remaining Investors. See “Repurchases and Transfers of Shares.”

(3) Represents estimated operating fees and expenses of the Investment Interests in which the Fund invests. Some or all of the Investment Interests in which the Fund invests charge carried interests, incentive fees or allocations based on the Investment Interests’ performance. The Investment Interests in which the Fund invests generally charge a management fee of 1.00% to 2.00% annually of committed or net invested capital, and approximately 15-20% of net profits as a carried interest allocation. In a given period, the management fee charged by the Investment Interests may be reduced in part by amounts received by the Investment Interests’ management company for related activities, such as transaction and monitoring fees received from portfolio companies. In addition, when a portfolio company is sold and the distribution exceeds the management fee allocated to that portfolio company, the Investment Interests’ management company may refund a portion of the allocated management fees. Such refunds are generally accrued by the Investment Interests as if all portfolio companies were sold at fair values. The 1.11% shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Investment Interests (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Interests) after refunds, excluding any performance-based fees or allocations paid by the Investment Interests that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Investment Interests. The most recent financial statements of the Investment Interests held by the Fund as of March 31, 2021 were the basis for the “Acquired Fund Fees and Expenses.”

(4) These expenses represent interest payments the Fund incurred in connection with its credit facility during the prior fiscal year. See “Investment Program — Leverage.”

EXAMPLE:

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:

Class A

1 year	3 years	5 years	10 years
$67	$132	$200	$380

Class I

1 year	3 years	5 years	10 years
$27	$83	$141	$300

Please retain this supplement for future reference.